FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☑

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
General Manager, Legal Division

Date: July 11, 2005

(Translation)

July 11, 2005

NEC Corporation

Akinobu Kanasugi, President

(Tokyo Stock Exchange, 1st Section;

Code Number 6701)

Contact: Toshinori Arai, General manager

Public Relations Division

+81-3-3798-6511

Announcement regarding the amount to be paid

upon exercise of the stock acquisition rights

NEC Corporation hereby inform you that the amount to be paid per share upon exercise of “Stock Acquisition Rights” (rights to subscribe for or acquire shares from the company) for its stock option plan, the issue of which was approved at the 167th Annual General Meeting of Shareholders of NEC Corporation on June 22, 2005, was fixed today as follows:

The amount to be paid upon exercise of the Stock Acquisition Rights

637 Japanese yen per share

Amount which will not be accounted for as stated capital out of the issue price of the shares issued upon exercise of the Stock Acquisition Rights

318 Japanese yen per share

*	The other terms as to the Stock Acquisition Rights have been already disclosed on April 27, 2005 or June 28, 2005.